SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Joint Report of Foreign Issuers

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Information furnished as at: 8 August 2002

This Report is a joint Report on Form 6-K filed by
REED ELSEVIER PLC and REED ELSEVIER NV

REED ELSEVIER PLC	Reed elsevier PLC **REED ELSEVIER NV**
(Registrant)	(Registrant)
25 Victoria Street **LONDON** **SW1H 0EX**	**Sara Burgerhartstraat 25** **1055 KV AMSTERDAM** **THE NETHERLANDS**
(Address of principal executive office)	(Address of principal executive office)

Indicate by check mark whether the registrants furnish or will furnish annual reports under cover Form 20-F or Form 40-F.

Form 20-F .√... Form 40-F .....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes .... No √

Schedule of Information contained in this Report

Interim Statement for the six months ended 30 June 2002, containing the results of the Reed Elsevier combined businesses together with summary results for both Reed Elsevier PLC, and Reed Elsevier NV, which was mailed to Reed Elsevier PLC shareholders today, and made available to Reed Elsevier NV shareholders, also from today.

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